EXHIBIT 99.105
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                 AUGUST 17, 2004

          ADVANTAGE ANNOUNCES MONTHLY DISTRIBUTION OF CDN$0.23 PER UNIT

                                  (TSX: AVN.UN)
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Advantage Energy Income Fund is pleased to announce that the cash distribution for the month of August 2004 will be Cdn$0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 14.8% based on the August 16, 2004 closing price of Cdn$18.71 per Unit.

The distribution will be payable on September 15, 2004 to Unitholders of record at the close of business on August 31, 2004. The ex-distribution date is August 27, 2004. The cash distribution is based on approximately 40.1 million Units currently outstanding.

For further information contact:

                            Mr. Gary F. Bourgeois, VP
                              Corporate Development
                              Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com